

July 12, 2013

<u>Via E-mail</u>
Randel G. Owen
Chief Financial Officer
Envision Healthcare Corporation
6200 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111

  Re: Envision Healthcare Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 12, 2013
     File No. 001-32701

Dear Mr. Owen:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosures.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Trade and Other Accounts Receivable, page 78</u>

1. Please provide us proposed disclosure to be included in future periodic reports that discloses in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Commercial insurance and managed care, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Revenue Recognition, page 79

2. For each period presented, please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.

Goodwill and Other Intangible Assets, page 79

3. Please provide us proposed disclosure to be included in future periodic reports that addresses the following related to your goodwill disclosure:
   o Disclose the reporting units and the amount of goodwill allocated to each.
   o For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:
      ▪ Percentage by which fair value exceeded carrying value as of the date of the most recent test;
      ▪ Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
      ▪ Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

   If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Merger, page F-18

4. You disclose that the acquisition consideration included $150 million in capitalized issuance costs, of which $109 million are debt issuance costs. Please tell us what the remaining $41 million represents and why it was capitalized. In addition, tell us why the $40 million CD&R transaction fee and the $2.6 million out-of-pocket and consulting expenses discussed on page F-40 were capitalized. Refer to ASC 805-10-25-23.

12. Equity Based Compensation, page F-33

5. Please provide us proposed disclosure to be included in future periodic reports that describes how you determined the estimated volatility for your stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Joel Parker, Accounting Branch Chief, at (202) 551-3651if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant